September 2, 2016
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Cash
Ms. SiSi Cheng

Re: Core Molding Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 11, 2016
File No. 1-12505

Ladies and Gentlemen:

On behalf of Core Molding Technologies, Inc. (the “Company”), I am responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 23, 2016 with respect to the above referenced filing. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments.

Results of Operations, Page 23

1.
We note that net actuarial (losses) gains have changed materially for the three years presented in the Consolidated Statements of Comprehensive Income. In future filings, to the extend material, please expand your MD&A disclosures to discuss the underlying factors causing such changes.

Response: The Company acknowledges the staff’s comment. To the extent actuarial changes are material in the future, the Company will expand MD&A disclosures to discuss the underlying factors causing these changes.

Note 11. Income Taxes, page 39

2.	Please tell us how you determined the federal statutory income tax rate of 34% should be used in computing income tax provisions.

Response: The Company considered SAB Topic 6.1, Improved Disclosure of Income Tax Expense, and Regulation S-X 4-08(h)(2) when evaluating the federal statutory income tax rate used in the reconciliation of its provision on an annual basis. The Company has consistently used a 34% federal statutory tax rate for this reconciliation based on actual pretax income being less than $18,333,333, which is the threshold applicable to the 35% federal statutory tax rate. The Company determined that using a federal statutory income tax rate of 34% in the three year rate reconciliation table was appropriate, even though 2014 and 2015 actual pretax income resulted in a federal tax rate above 34%, due to marginal tax rates in effect on taxable income above $10,000,000. Any expense from marginal tax rates on taxable income in excess of $10,000,000 was below the 5% threshold requiring separate presentation, as defined in Regulation S-X 4-08(h)(2). Therefore, the expense from any marginal tax rates was not material to the reconciliation and included in the “other” line of the rate reconciliation.

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Core Molding Technologies, Inc. • 800 Manor Park Drive • Columbus, OH 43228 • (614) 870-5000

Securities and Exchange Commission
September 2, 2016

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. Additionally, the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (614) 870-5604 if you have any questions regarding the above.

Very truly yours,
/s/ John P. Zimmer
John P. Zimmer, Vice President, Treasurer, Secretary and Chief Financial Officer

cc: Kevin L. Barnett, President and Chief Executive Officer